# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PMV Pharmaceuticals, Inc., CIK 0001699382
CUSIP: 69353Y103
Title of class of securities: Common Stock, $0.00001 par value per share
Address of issuer's principal executive offices: 400 Alexander Park Drive, Suite 301, Princeton, New Jersey (NJ), 08540
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-21-041409
Filed by CIK 0001825034

## Reporting persons
- Euclidean Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,627,643; sole dispositive power 0; shared dispositive power 2,627,643; aggregate amount beneficially owned 2,627,643 (4.9% of the class)
- Marilyn H. Simons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,627,643; sole dispositive power 0; shared dispositive power 2,627,643; aggregate amount beneficially owned 2,627,643 (4.9% of the class)
- Ashvin B. Chhabra: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,627,643; sole dispositive power 0; shared dispositive power 2,627,643; aggregate amount beneficially owned 2,627,643 (4.9% of the class)
- Greenland NFP B Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,300,818; sole dispositive power 0; shared dispositive power 1,300,818; aggregate amount beneficially owned 1,300,818 (2.4% of the class)
- Greenland NFP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 66,300; sole dispositive power 0; shared dispositive power 66,300; aggregate amount beneficially owned 66,300 (0.1% of the class)
- Greenland A LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 346,884; sole dispositive power 0; shared dispositive power 346,884; aggregate amount beneficially owned 346,884 (0.7% of the class)
- Symmetry Group Ltd.: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); sole voting power 0; shared voting power 247,203; sole dispositive power 0; shared dispositive power 247,203; aggregate amount beneficially owned 247,203 (0.5% of the class)

## Item 1. Issuer
Name of issuer: PMV Pharmaceuticals, Inc.
Address of issuer's principal executive offices: 400 Alexander Park Drive, Suite 301, Princeton, NJ 08540

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") with respect to the Common Stock, $0.00001 par value per share (the "Common Stock") of PMV Pharmaceuticals, Inc. (the "Issuer") are:

(i) Euclidean Capital LLC ("Euclidean Capital")
(ii) Marilyn H. Simons ("Mrs. Simons")
(iii) Ashvin B. Chhabra ("Mr. Chhabra")
(iv) Greenland A LLC
(v) Greenland NFP B Ltd.
(vi) Greenland NFP LLC
(vii) Symmetry Group Ltd.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons (except Greenland NFP B Ltd. And Symmetry Group Ltd.) is:

149 Fifth Avenue, 14th Floor
New York, NY 10010

The address of the principal business office of Greenland NFP B Ltd. and Symmetry Group Ltd. is:
Level 1, Palm Grove House, Wickham's Cay 1
Road Town, Tortola VG1110
British Virgin Islands
Citizenship:
Euclidean Capital: Delaware limited liability company
Mrs. Simons: United States citizen
Mr. Chhabra: United States citizen
Greenland A LLC: Delaware limited liability company
Greenland NFP B Ltd.: Share company incorporated in the British Virgin Islands
Greenland NFP LLC: Delaware limited liability company
Symmetry Group Ltd.: Share company incorporated in the British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by this item with respect to each Reporting Person is set forth in row 9 of the cover pages to this Schedule 13G.
Percent of class: The information required by this item with respect to each Reporting Person is set forth in row 11 of the cover pages to this Schedule 13G. The ownership percentages are based on 53,331,766 shares of Common Stock outstanding as of May 12, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026.
Sole power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in row 5 of the cover pages to this Schedule 13G.
Shared power to vote or to direct the vote: The information required by this item with respect to each Reporting Person is set forth in row 6 of the cover pages to this Schedule 13G.
Sole power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in row 7 of the cover pages to this Schedule 13G.
Shared power to dispose or to direct the disposition: The information required by this item with respect to each Reporting Person is set forth in row 8 of the cover pages to this Schedule 13G.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Euclidean Capital LLC: /s/ Joseph Cosmai, Manager (05/15/2026)
- Marilyn H. Simons: /s/ Joseph Cosmai, Attorney-in-Fact (05/15/2026)
- Ashvin B. Chhabra: /s/ Joseph Cosmai, Attorney-in-Fact (05/15/2026)
- Greenland NFP B Ltd.: /s/ Joseph Cosmai, Manager of Euclidean Capital LLC, its Manager (05/15/2026)
- Greenland NFP LLC: /s/ Joseph Cosmai, Manager of Euclidean Capital LLC, its Manager (05/15/2026)
- Greenland A LLC: /s/ Joseph Cosmai, Manager of Euclidean Capital LLC, its Manager (05/15/2026)
- Symmetry Group Ltd.: /s/ Joseph Cosmai, Vice President & Treasurer (05/15/2026)